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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. RESULTS2Q26 2 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. This conference call may include statements about future events, based on Embraer's expectations and market financial trends. Such statements are subject to uncertainties that may cause actual results to differ from those expressed or implied in this conference call. Except in accordance with the applicable rules, the company assumes no obligation to publicly update any forward-looking statements. For detailed financial information, the company encourages reviewing publications filed by the company with the CVM. DISCLAIMER 3 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. SUSTAINABLE AND PROFITABLE GROWTH Driven by Efficiency and Innovation SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO! ➤ Best Q2 revenue in thecompany’s history (US$2.2 bn) ➤ Highest Q2 deliveries in thelast 16 years (65 aircraft) ➤ Backlog US$34.5 bn; 7th consecutive all-time high ➤ 2026 Guidance updated: higher EBIT margin (10.3%) and FCF (>US$400 M) ➤ Positive performance across all business units ➤ Continued focus on efficiency and production ramp-up 4 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 2Q26 HIGHLIGHTS Azorra orders 15 E195-E2 maintaining 15 purchase rights E2 program surpasses 500 firm orders strengthening market position Record Q2 revenues and deliveries (c.US$730 million; 45 jets) Praetor 500E/600E received triple certification (ANAC, FAA and EASA) UAE orders10 C-390 with10 options - first selection in the Middle East Continued revenue and margin growth - supported by strong execution Contract with Jazz Aviation to support spare parts inventory for 25 E175New FAB maintenance agreement to reinforce KC-390 support ecosystem COMMERCIAL AVIATION EXECUTIVE AVIATION DEFENSE & SECURITY SERVICES & SUPPORT 5 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Medium Jets Small Jets 2Q25 2Q26 38 45 2Q25 2Q26 GUIDANCE 2026:80 to 85 1H26: 30 a/c (36% mid-point; 35% 5Y avg) E2 E1 GUIDANCE 2026: 160 to 170 1H26: 74 a/c (45% mid-point; 34% 5Y avg) 21 17 21 24 9 10 10 10 19 20 +5% +18% COMMERCIAL AVIATION EXECUTIVE AVIATION DELIVERIES DELIVERIES 6 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. BACKLOG US$ billion Services & Support Defense & Security Executive Aviation Commercial Aviation 4.9 4.3 7.4 13.1 2Q25 5.5 6.1 7.8 15.1 2Q26 29.7 34.5 2Q26 + Options ~56.0 58% 26% 16% Options +42% +12% +5% +15% +16% *Book-to-bill LTM: Consolidated 1.6x; Commercial Aviation 1.8x; Executive Aviation 1.1x; Defense & Security 2.6x; Services & Support 1.3x. Informação confidencial da Eve. Reprodução proibida sem autorização. HOVER FLIGHTS Completed (59 flights) Ongoing and next steps Dec. 2025 – 2Q26 1st Flight TRANSITION FLIGHTS Initial Transition Flights (7 flights ytd) 3Q26 TEST CONCLUSION Full Transition Flights 4Q26 CERTIFICATION PROTOTYPES 2027 EVE FLIGHT CAMPAIGN 7 Suppliers’ Final Design Review of Conforming Prototype 2028 TYPE CERTIFICATION This information belongs to Eve and cannot be used or reproduced without written permission from the Company. 8 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. BUSINESS RESULTS 2Q26 9 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 4% 2Q25 3% 2Q26 625 577 • Revenue +32% yoy • EBIT $170m (+$90m yoy); margin +23.4% (+890bp)¹ • Revenue +8% yoy • EBIT $18m (-$7m yoy); margin +2.9% (-140bp) ¹ Ex. U.S. import tariffs and tax credits: +16.1% (2Q26) vs. +16.2% (2Q25) Adj. EBIT margin Revenues (US$m) COMMERCIAL AVIATION 2Q25 2Q26 15% 23% 725 549 EXECUTIVE AVIATION Adj. EBIT margin Revenues (US$m) 10 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. • Revenue +24% yoy • EBIT $106m (+$35m yoy); margin +18.7% (+320bp)¹ • Revenue +38% yoy • EBIT $36m (+$16m yoy); margin +11.9% (+270bp) 9% 2Q25 12% 2Q26 304 221 DEFENSE & SECURITY 2Q25 2Q26 16% 19% 565 456 SERVICES & SUPPORT Adj. EBIT margin Revenues (US$m) Adj. EBIT margin Revenues (US$m) ¹ Ex. U.S. import tariffs and tax credits: +17.6% (2Q26) vs. +15.6% (2Q25) 11 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. CONSOLIDATED RESULTS 2Q26 12 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 32% 28% 26% 14% BREAKDOWN BYBUSINESS 2Q261 ¹Revenue breakdown does not include “Others” Business Unit. 1,819 2Q25 2,235 2Q26 +23% NET REVENUES US$ million GUIDANCE 2026: US$8.2 – 8.5 billion 1H26: US$3,682 million (44% mid-point; 39% 5Y avg) Services & Support Defense & Security Executive Aviation Commercial Aviation 13 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. ¹ Reported EBITDA and EBIT Eve expenses/warranties, all numbers from Eve are IFRS. ² Ex T&TCs - Ex U.S. tariffs and tax credits. ³ Other includes unallocated operating income (expenses). ADJUSTED EBITDA US$ million ADJUSTED EBIT US$ million 2Q25 2Q26 356 246 13.5% 15.9% BREAKDOWN BY BUSINESS 2Q26 2Q25 2Q26 297 192 10.5% 13.3% Exec. D&S Com. S&S Other³ 170 36 18 106 (33) UPDATED GUIDANCE 2026: 10.0% – 10.6% 1H26: +10.6%; +5.1% 5Y avg Reported EBITDA¹ Margin 345 +15.4% 233 +12.8% 1H26: $500m; $213m 5Y avg Reported EBIT¹ Margin 286 +12.8% 180 +9.9% 1H26: $391m; $119m 5Y avg Adj. EBITDA Ex T&TCs² Margin 296 +13.2% 256 +14.0% Adj. EBIT ExT&TCs² Margin 237 +10.6% 202 +11.1% Excludes Eve Excludes Eve 14 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. 9 36 24 42 53 28 1 Research is expensed (i.e. not capitalized) Capex Net add Pool Program Additions to intangible Research ¹ 2Q25 2Q26 2Q25 2Q26 97 121 (162) 401 UPDATED GUIDANCE 2026: US$400 million or higher 1H26: -0.6% mid-point revenue; -5.4% 5Y avg revenue 8 Excludes Eve ADJUSTED FCF US$ million INVESTMENTS US$ million 18 Excludes Eve 15 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Adj. Net Income Adj. Net Income Margin 8.7% 2Q25 9.8% 2Q26 158 219 (-1.0) 0.9 1.9 2.5 2022 2023 2024 2025 2026 LTM ADJ. NET INCOME US$ million EARNINGS PER SHARE US$ ADS basics 1.91 1.4 1Hatched area represents BA agreement with nominal 34% income tax rate. Excludes Eve 16 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. FINANCIAL POSITION US$ million 2.3x 2022 1.4x 2023 0.1x 2024 (0.1)x 2025 922 562 459 889 0.7x 2Q25 0.2x 2Q26 1,038 1,034 Net Debt w/o Eve / Adj EBITDA Adj. EBITDA Adj. EBITDA LTM 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 66 15 25 19 106 7 85 205 672 Embraer Debt DELEVERAGING DEBT PROFILE 5 >2036 1,014 9.2years 5.1%averagecost Excludes Eve 17 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. SHAREHOLDER REMUNERATION Period Declared Income Gross Amount Declared (R$ million) Gross Value per Share (R$) Gross Valueper ADS (US$)¹ 2Q26 IoE 200.0 0.28 0.22 Total 200.0 0.28 0.22 Dividend yield (%) ² 0.34% 0.34% 1 Estimated value (i.e. dependent on spot foreign exchange rate). 2 Dividend yield was calculated based on the share price as of June 30, 2026. 18 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. DELIVERIES COMMERCIAL AVIATION EXECUTIVE AVIATION LOW HIGH 80 85 LOW HIGH 8.2 8.5 LOW HIGH 10.0% 10.6% FINANCIALS REVENUE US$ billion ADJ. EBIT MARGIN* FREE CASH FLOW* US$ million 2026 GUIDANCE UPDATED LOW HIGH 160 170 400 or higher * Previous Guidance: Adj EBIT Margin (8.7% - 9.3%); Free Cash Flow (US$200 m or higher) 19 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Francisco Gomes Neto - CEO CLOSING REMARKS 20 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. Global market success across all continents Sustained demand supporting growth Positive momentum for KC-390 and A-29 Continuous growth in recurring revenues Continuousfocusonsalesandefficiencytomaximize midtermresultswhile investingin new technologiesfor a more ambitiouslong-termexpansion SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO! 21 This information belongs to Embraer and cannot be used or reproduced without written permission PUBLIC INFORMATION from the Company. THANK YOU!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations